SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	June 8, 2006 at 15.50 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso sells its Celbi Pulp Mill to Altri

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed an agreement to sell Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill in Portugal, to Altri, a Portuguese company with steel, pulp and paper operations. The sales price of Celbi’s equity is EUR 428 million and the company has no debt. The Group will record a capital gain of approximately EUR 170 million on completion of the sale. The transaction is expected to be completed in the third quarter of 2006.

“This is a strategically important divestment for us. We are refocusing our short-fibre strategy towards South America, where the first step was the start-up of the Veracel Pulp Mill in Brazil,” comments Stora Enso’s CEO Jukka Härmälä. Celbi Pulp Mill which has been a well performing asset is being divested as part of Stora Enso’s Asset Performance Review (APR).

Celbi’s sales in 2005 were EUR 137 million, of which EUR 55 million were internal Stora Enso sales. Celbi’s contribution to Stora Enso Group’s sales in 2005 was EUR 82 million and its contribution to the Group’s operating profit was EUR 26 million. The divestment will decrease the Group’s working capital by approximately EUR 30 million.

Celbi Pulp Mill has an annual production capacity of about 305 000 tonnes of high quality short-fibre eucalyptus pulp. Celbi’s pulp is suitable for the production of printing, writing and speciality papers, and tissue. The mill obtains half of its fibre raw material from its own plantations of approximately 41 000 hectares. Since the spring of 2005, the plantations have dual certification: FSC and PEFC. Both the pulp mill and the forest activities are EMAS registered. Celbi had 345 employees at the end of 2005.

Altri was created in March 2005 as a spin-off from Cofina Group. Altri has two pulp mills and one paper machine producing sack kraft paper.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel